For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy Kay
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / ekay@kcsa.com
Email: JulieS@powerdsine.com

FOR IMMEDIATE RELEASE

PowerDsine Reports Fourth Quarter & Year End 2005
Financial Results
- - - -
Fourth Quarter Sales of $7.2 Million

Hod Hasharon, Israel, February 7th 2006 - PowerDsine Ltd. (NASDAQ: PDSN), announced today financial results for the fourth quarter and the year ended December 31, 2005.

For the fourth quarter of 2005, sales were $7.2 million, compared to sales of $10.9 million for the third quarter of 2005 and sales of $11.6 million for the fourth quarter of 2004. This decrease in sales is a result of an unexpected weakness in midspan sales during the fourth quarter.

The Company reported a net loss for the fourth quarter of 2005 of $(1.7) million, or $(0.09) per diluted share, compared with a net profit of $0.9 million, or $0.04 per diluted share, for the third quarter of 2005, and a net profit of $1.0 million, or $0.05 per diluted share, for the fourth quarter of 2004. Fourth quarter results are in line with revised guidance provided during the Company’s fourth quarter preannouncement conference call.

Net loss for the fourth quarter of 2005 includes $0.5 million of non-cash stock-based compensation expense, compared to $0.5 million of non-cash stock-based compensation expense in the third quarter of 2005, and $0.6 million of non-cash stock-based compensation expense in the fourth quarter of 2004.

Non-GAAP net income excludes the effects of non-cash stock-based compensation expense. Non-GAAP net loss for the fourth quarter of 2005 was $(1.2) million, or $(0.05) per share, compared to non-GAAP net income for the third quarter of 2005 of $1.4 million, or $0.07 per share, and non-GAAP net income for the fourth quarter of 2004 of $1.6 million, or $0.08 per share. The number of shares used to compute non-GAAP net income (loss) per share for the three-month and full year periods ended December 31, 2005 was 21.4 million.

As of December 31, 2005, the Company had cash, cash equivalents and marketable debt securities of $76.5 million compared to $80.8 million as of December 31, 2004. This decrease was caused primarily due to a one-time payment of withholding taxes resulting from employees' exercise of share options, which occurred during the first quarter of 2005.

Commenting on the results, Igal Rotem, Chief Executive Officer of PowerDsine, said, “As we had announced in mid-December, sales of our PoE midspan products, particularly to OEM customers, declined significantly during the fourth quarter and weighed on our overall performance for the year. Despite what we believe is a temporary setback, we are optimistic with respect to the long-term potential of the PoE market and PowerDsine’s position as one of the leaders in this emerging industry.”

Mr. Rotem continued, “With new products released during the fourth quarter, we are further strengthening PowerDsine’s position within the PoE market. New integrated solutions such as our 4-channel PoE integrated circuit further broaden the reach of PowerDsine’s technology with products developed for specific market segments.”

He concluded, “We are confident in our ability to leverage the opportunities that exist in the integrated space, which we believe presents the greatest potential for long-term growth, while working to grow our midspan business. Our performance in the fourth quarter was disappointing; however, we remain confident about our future growth as a leader in the Power over Ethernet market.”

Earnings Conference call

The Company will host a conference call to discuss its financial results and other fourth quarter business developments at 8:00 a.m. EST on Tuesday, February 7, 2006. The call will be available live on the Internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from 10:00 a.m. EST, February 7, 2006 until February 14, 2006 at 11:59 p.m. EST. To listen to the replay, please call 1-877-519-4471 in the U.S. or 1-973-341-3080 internationally. To access the replay, users will need to enter the following code: 6939460.

About PowerDsine

PowerDsine Ltd. (NASDAQ:PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with their products. PowerDsine is a founding, contributing and active member of the IEEE 802.3af and 802.3at Task Forces. For more information, please visit http://www.powerdsine.com.
PowerDsine is a registered trademark of PowerDsine Ltd.

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at www.kcsa.com.

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2005
(U.S. dollars in thousands)

	December 31,	December 31,
	2005	2004
	(Audited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,366	$15,616
Short-term marketable debt securities	26,511	28,149
Accounts receivable	10,257	7,563
Inventories	1,616	1,431
Total current assets	52,750	52,759

PROPERTY AND EQUIPMENT - net	1,864	1,623

INVESTMENTS AND OTHER LONG-TERM ASSETS	37,662	38,743

Total assets	$92,276	$93,125

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	9,686	13,827

ACCRUED SEVERANCE PAY	2,250	1,973

Total liabilities	11,936	15,800
SHAREHOLDERS’ EQUITY	80,340	77,325
Total liabilities and shareholders' equity	$92,276	$93,125

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR AND THREE MONTHS PERIOD ENDED DECEMBER 31, 2005
(U.S. dollars in thousands, except share per share data)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
	Unaudited	Unaudited	Audited	Audited

SALES- NET	$7,222	$11,571	$38,619	$41,168
COST OF SALES	3,469	5,532	18,028	20,050
GROSS PROFIT	3,753	6,039	20,591	21,118
RESEARCH AND DEVELOPMENT
EXPENSES	1,750	1,851	6,634	6,658
SELLING AND MARKETING EXPENSES	2,682	2,017	9,653	7,507
GENERAL AND ADMINISTRATIVE
EXPENSES	1,070	899	3,690	2,678
STOCK - BASED COMPENSATION	541	572	2,043	5,987
INCOME (LOSS) FROM OPERATIONS	(2,290)	700	(1,429)	(1,712)
FINANCIAL INCOME - net	623	360	2,335	699
INCOME (LOSS) FOR THE PERIOD
BEFORE TAXES ON INCOME	(1,667)	1,060	906	(1,013)
TAXES ON INCOME	(29)	(22)	(155)	(121)
NET INCOME (LOSS) FOR THE PERIOD	$(1,696)	$1,038	$751	$(1,134)
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	$(0.09)	$0.06	$0.04	$(0.10)
Diluted	$(0.09)	$0.05	$0.04	$(0.10)
WEIGHTED AVERAGE SHARES USED IN COMPUTING
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	19,581,070	18,821,615	19,490,449	11,210,780
Diluted	19,581,070	20,550,746	20,715,844	11,210,780

POWERDSINE LTD.
(An Israeli Corporation)
Reconciliation of GAAP to Non-GAAP Financial Measures
(U.S. dollars in thousands, except per share data)

To supplement our consolidated financial statements presented in accordance with GAAP, the accompanying table shows a pro forma, non-GAAP, measure of net income (loss), which is adjusted from our GAAP results to exclude stock-based compensation. We have provided this non-GAAP measure to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding stock-based compensation expense. Non-GAAP net income consists of net income excluding stock based compensation expenses. As noted above, we believe that non-GAAP net income is a useful supplement to net profit and other income statement data. Non-GAAP net income should not be considered in isolation by investors as an alternative to net income.

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004
	Unaudited

GAAP net income (loss) - for the period	$(1,696)	$1,038	$751	$(1,134)
Stock-based compensation expense	541	572	2,043	5,987
Pro-forma (non-GAAP) net income- for the period	$(1,155)	$1,610	$2,794	$4,853

PRO-FORMA NET INCOME (LOSS) PER ORDINARY SHARE:	$(0.05)	$0.08	$0.13	$0.23

WEIGHTED AVERAGE SHARES USED IN COMPUTING PRO FORMA NET INCOME (LOSS) PER ORDINARY SHARE (IN MILLIONS):	21.4	21.4	21.4	21.4